SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: September 7, 2010
Commission File No. 001-34104
NAVIOS MARITIME ACQUISITION CORPORATION
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

This Report on Form 6-K is hereby incorporated by reference into the Navios Maritime Acquisition Corporation Registration Statement on Form F-3, File No. 333-151707.
Operating and Financial Review and Prospects
     The following is a discussion of the financial condition and results of operations for the three and six month periods ended June 30, 2010 and 2009 of Navios Maritime Acquisition Corporation (referred to herein as “we”, “us” or “Navios Acquisition”). All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Acquisition’s 2009 Annual Report filed on Form 20-F with the Securities and Exchange Commission.
     This Report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Acquisition’s current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for product and chemical tankers, fluctuation of charter rates, competitive factors in the market in which Navios Acquisition operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Acquisition’s filings with the Securities and Exchange Commission.
Recent Developments
Acquisition of VLCC Tanker Vessels
     On July 19, 2010, Navios Acquisition announced that it had signed a Securities Purchase Agreement with Vanship Holdings Limited (the “Seller”) that contemplates the acquisition of a fleet of seven very large crude carriers (“VLCC”) for an aggregate purchase price of $587.0 million. Navios Acquisition intends to finance the acquisition as follows: $453.0 million with new debt financing, $123.0 million with cash and $11.0 million through the issuance of Navios Acquisition shares. The final purchase price is subject to customary working capital adjustments, and the consummation of the transaction is subject to a number of conditions, including third-party consents. The transaction is anticipated to close in September 2010.
Fleet Information
     Of the seven VLCC vessels (the “Vessel-Owning Subsidiaries”) being acquired from the Seller, six are currently operating under long-term time charters to Asia-Pacific-based high quality shipping and petrochemical groups, including DOSCO (a wholly owned subsidiary of COSCO), Formosa, SK Shipping and a member of the Sinochem group. The seventh vessel is being constructed currently, with delivery scheduled for June 2011.
     The VLCC fleet has an average age of 8.6 years and a remaining charter-out term of 8.8 years with an average charter rate of $40,440 net per day. Five of the seven charters have a profit sharing mechanism that provides for potential economic advantages.
Time Charter Coverage
     Upon consummation of this transaction, Navios Acquisition will own 20 vessels and will have contracted 89.1% and 80.2% of its available days for 2010 and 2011, respectively.
Warrant Tender Program
     Navios Acquisition offered the holders of its 25,300,000 outstanding publicly traded warrants issued in its initial public offering (“Public Warrants”) the limited time opportunity to acquire shares of common stock at a reduced exercise price (the “Offer”). The Offer was coupled with a consent solicitation accelerating the ability of Navios Maritime Holdings Inc. (“Navios Holdings”) and its officers and directors to exercise certain privately issued warrants (“Private Warrants”) at the cash exercise price available to the Public Warrants during the Offer.
     Under the terms of the Offer, holders of Public Warrants were able to exercise (1) on a cash basis, at an exercise price of $5.65 per share of common stock and (2) on a cashless basis, at an exchange rate of 4.25 Public Warrants for one share of common stock. A holder was able to use one or both methods in exercising all or a portion of its Public Warrants.
     The Offer originally had several conditions, including that at least (1) 75% of the Public Warrants outstanding (18,975,000 Public Warrants) are properly exercised and (2) 15% of the Public Warrants outstanding (3,795,000 Public Warrants) are exercised on a cash basis. During the Offer period Navios Acquisition waived the condition that a certain percentage be exercised on a cash basis.
     The Offer commenced on Tuesday, July 27, 2010 and expired on Friday, August 27, 2010 at 11:59 p.m., New York City time (the “Offer Period”). Upon termination of the Offer, the remaining Public Warrants will expire according to their terms on June 25, 2013, subject to earlier redemption as outlined in the terms of the Public Warrants.

     Offers pursuant to the warrant program were made only through Navios Acquisition’s Registration Statement on Form F-3 (Registration No. 333-151707), and in conjunction with the related Schedule TO and the Offer Letter to the holders of the Public Warrants, which was included as an exhibit to such Schedule TO.
     Upon completion of the warrant program, 19,262,006 Public Warrants (76.13% of the Public Warrants then outstanding) were exercised, of which 19,246,056 Public Warrants were exercised on a cashless basis and 15,950 Public Warrants were exercised by payment of the $5.65 cash exercise price.
     Upon completion of the Offer, Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer, exercised their Private Warrants that they owned for cash resulting in aggregate gross proceeds of $78.2 million. In addition, 90,000 Private Warrants held by officers and directors of the company were also exercised, 75,000 of which were exercised on a cashless basis.
     As a result:
•	$78.3 million of gross cash proceeds were raised from the exercise of the Public and Private Warrants

•	18,412,053 new shares of common stock were issued.
     As of September 2, 2010, Navios Acquisition had outstanding 40,015,654 shares of common stock and 6,037,994 Public Warrants. No other Private Warrants are outstanding, as all have been exercised.
Delivery of Product Tankers
     On June 29, 2010 and July 2, 2010, Navios Acquisition took delivery of the Colin Jacob and Ariadne Jacob, two LR1 product tankers, acquired as part of the acquisition of 13 vessels described below, for $43.7 million and $43.5 million respectively. Both vessels were built in 2007 and immediately commenced three-year time charters at a rate of $17,000 net per day, plus profit sharing.
Initial Vessel Acquisition
     On May 28, 2010, pursuant to the Acquisition Agreement between Navios Acquisition and Navios Holdings dated April 8, 2010, and approved by Navios Acquisition stockholders on May 25, 2010, Navios Acquisition acquired 13 vessels (11 product tankers and two chemical tankers), plus options to purchase two additional product tankers, by purchasing the stock of the Navios Holdings’ subsidiary holding directly or indirectly the rights to the shipbuilding contracts or the memoranda of agreement for the vessels. The aggregate purchase price for the vessels was $457.7 million.
     The consummation of the vessel acquisition, constituted our initial business combination. In connection with the stockholder vote to approve the initial vessel acquisition, certain holders of shares of common stock voted against the initial vessel acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, we disbursed an aggregate of $8.9 million from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity instalment payment on the vessels of $38.7 million and other associated payments, the balance of the trust account of $66.1 million was released to us and we commenced operations as an operating company. Following the initial vessel acquisition, Navios Acquisition’s principal focus is the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals through its vessel-owning subsidiaries.
History and Development of Navios Acquisition
     Navios Acquisition was formed as a “blank check” company on March 14, 2008 under the laws of the Republic of the Marshall Islands and has its principal offices located in Piraeus, Greece. On March 18, 2008, we issued 8,625,000 sponsor units, or Sponsor Units, to Navios Holdings for $25,000 in cash, at a purchase price of approximately $0.003 per unit. Each Sponsor Unit consisted of one share of common stock and one warrant.
     On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors.
     On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which, upon receipt, we cancelled. Accordingly, the initial stockholders owned 6,325,000 Sponsor Units.
     On July 1, 2008, we consummated our initial public offering. Simultaneously with the closing of the initial public offering, Navios Holdings purchased 7,600,000 warrants from us in a private placement. The proceeds from this private placement of warrants were added to the proceeds of the initial public offering and placed in a trust account. The net proceeds of our initial public offering, including amounts in the trust account, were invested in U.S. government securities (“U.S. Treasury Bills”) with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. On March 28, 2010 the trust account that had a balance of approximately $251.5 million was subsequently liquidated upon the consummation of our initial business combination in May 2010. See“Recent Developments”.

     On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million. Each vessel will be commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, we consummated the vessel acquisition, which constituted our initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, we disbursed an aggregate of $8.9 million from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity instalment payment on the vessels of $38.7 million and other associated payments, the balance of the trust account of $66.1 million was released to us and we commenced operations as an operating company. Following the initial vessel acquisition, Navios Acquisition’s principal focus is the the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals through its vessel owning subsidiaries.
Fleet
     The current “core fleet” employment profile refers to tanker vessel operations, including the newbuilds to be delivered. The current “core fleet” consists of 13 vessels totalling 699,771 dwt. The 2 vessels in current operation aggregate approximately 149,771 dwt and have an average age of 3.2 years. Navios Acquisition has currently fixed 74.9%, 48.9% and 24.5% of its 2010, 2011 and 2012 available days, respectively, of its fleet, representing contracted fees (net of commissions), based on contracted charter rates from its current charter agreement of $6.2 million, $12.4 million and $12.4 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet is $17,000 for each of 2010, 2011 and 2012.
Owned Vessels

				Charter-
				Out	Profit	Expiration
Vessels	Type	Year Built	DWT	Rate (1)	Share	Date (2)
Colin Jacob	LR1 Product Tanker	2007	74,671	17,000	50/50 above $17,000	June 2013

Ariadne Jacob (3)	LR1 Product Tanker	2007	74,671	17,000	50/50 above $17,000	July 2013
Vessels to be delivered

		Estimated
Vessel Name	Vessel Type	Delivery	DWT

Nave Cosmos	Chemical Tanker	Q3 2010	25,000
TBN	Chemical Tanker	Q4 2010	25,000
TBN	LR1 Product Tanker	Q4 2011	75,000
TBN	LR1 Product Tanker	Q4 2011	75,000
TBN	MR2 Product Tanker	Q1 2012	50,000
TBN	MR2 Product Tanker	Q2 2012	50,000
TBN	MR2 Product Tanker	Q3 2012	50,000
TBN	MR2 Product Tanker	Q3 2012	50,000
TBN	MR2 Product Tanker	Q4 2012	50,000
TBN	MR2 Product Tanker	Q4 2012	50,000
TBN	MR2 Product Tanker	Q4 2012	50,000

(1)	Net Time Charter-out Rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery by charterers.

(3)	The vessel delivered to Navios Acquisition fleet on July, 2 2010.
Charter Policy and Industry Outlook
     Depending on market conditions, we intend to deploy our vessels to leading charterers on a mix of short, medium and long-term time charters, including spot charters. We believe that this chartering strategy will afford us opportunities to capture increased profits during strong charter markets, while benefiting from the relatively stable cash flows and high utilization rates associated with longer term time charters. We will also seek profit sharing arrangements in our long-term time charters, to provide us with potential incremental revenue above the contracted minimum charter rates in the event of a strong spot market. Subject to the market conditions at the time we take delivery for the newbuilding product and chemical tankers we expect to acquire, as we believe this will give us the flexibility to take advantage of rising charter rates if the charter markets improve as the global economy strengthens.
     We intend to grow our fleet using Navios Holdings’ global network of relationships and long experience in the marine transportation industry, coupled with our financial resources and financing capability, to make selective acquisitions of young, high quality, modern, double-hulled vessels in the crude oil transportation, product and chemical tanker sectors. Vessel prices in these sectors have been severely affected by the continuing scarcity of debt financing available to shipping industry participants resulting from the recent worldwide financial crisis and because of the depressed charter rates for crude carriers and tankers that have persisted since the fall of 2008. We believe the most attractive opportunity in the maritime industry is acquiring modern tonnage in the crude oil transportation, product and chemical tanker sectors and that are currently at cyclically low levels.
     We believe that the recent financial crisis and developments in the marine transportation industry, particularly in the crude oil transportation, product tanker and chemical tanker sectors have created significant opportunities to acquire vessels near historically low (inflation-adjusted) prices and employ them in a manner that will provide attractive returns on capital. We also believe that the recent financial crisis continues to adversely affect the availability of credit to shipping industry participants, creating opportunities for well-capitalized companies with committed available financing such as ours, to enter the crude oil transportation, product tanker and chemical tanker sectors during these times of historically low prices.
Factors Affecting Navios Acquisition’s Results of Operations
Navios Acquisition believes that the important measures for analyzing trends in its results of operations consist of the following:
•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period.. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.

Voyage and Time Charter
     Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the tanker shipping industry.
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.
     Consistent with industry practice, Navios Acquisition uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.
     TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.
     The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Acquisition’s owned fleet is 3.1 years. But as such fleet ages or if Navios Acquisition expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
The Three Month Period ended June 30, 2010 compared to the Three Month Period ended June 30, 2009
     The following table presents consolidated revenue and expense information for the three month periods ended June 30, 2010 and 2009. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.
Expressed in thousands of U.S dollars

	For the Three	For the Three
	Months	Months
	Ended June	Ended June
	30, 2010	30, 2009
	(unaudited)	(unaudited)

Revenue	$26	$—
Management fees	(14)	—
General and administrative expenses	(203)	(152)
Share based compensation	(2,140)	—
Depreciation	(4)	—
Interest income	238	114
Interest expenses and finance cost, net	(250)	—
Other income	38	13

Net loss	$(2,309)	$(25)

For the three month period ended June 30, 2010 Navios Acquisition had two available days and two operating days, since the Company took delivery of the vessel Colin Jacob on June 29, 2010. There were no available or operating days in the comparative period of 2009, since the company was under development stage.
Revenue: Revenue for the three month period ended June 30, 2010 was $0.03 million. On June 29, 2010, we took delivery of the Colin Jacob, which immediately commenced three-year time charter at a rate of $17,000 net per day. There were no operations in the corresponding period in 2009.
Management fees: Management fees for the three month period ended June 30, 2010 were $0.01 million. Pursuant to a management agreement dated May 28, 2010, Navios Holdings provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel for the first two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining term of the management agreement, Navios Acquisition will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000 and $7,000 fixed fees were determined. Dry docking expenses are fixed under this agreement for up to $300,000 per vessel.
General and administrative expenses: General and administrative expenses were $0.2 million for the three-month periods ended June 30, 2010 and 2009. Up to May 28, 2010, we occupied office space provided by Navios Holdings. Navios Holdings has agreed that it will make such office space, as well as certain office and secretarial services, available to us, as required by us from time to time. On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. As of June 30, 2010, we accrued $0.1 million for administrative services rendered by Navios Holdings.
Share based compensation: On June 11, 2008, Navios Holdings transferred 290,000 sponsor units to our officers and directors. Each sponsor unit consists of one warrant and one share of common stock and they vested upon the successful business combination. As such, on May 25, 2010, we recorded an expense of $2.1 million representing the fair value of the units on that date with an equal increase in our Additional Paid in Capital.
Depreciation: Depreciation for the three months ended June 30, 2010 was below $0.1 million, as Navios Acquisition took delivery of the Colin Jacob on June 29, 2010.
Interest income: Interest income increased by $0.1 million to $0.2 million for the three month period ended June 30, 2010 from $0.1 million for the three month period ended June 30, 2009. The net proceeds of our initial public offering, including amounts in the trust account, were invested in U.S. Treasury Bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 (the “Investment Company Act”).
Interest expense and finance cost, net: Interest expense and finance cost has increased by $0.3 million to $0.3 million for the three month period ended June 30, 2010. This increase is related to the commitment fees incurred following the newly assumed credit facilities.
     For the Six Month Period ended June 30, 2010 compared to the Six Month Period ended June 30, 2009
The following table presents consolidated revenue and expense information for the six month periods ended June 30, 2010 and 2009. This information was derived from the unaudited consolidated revenue and expense accounts of Navios Acquisition for the respective periods.
Expressed in thousands of U.S. dollars

	For the Six
	Months	For the Six
	Ended June	Months Ended
	30, 2010	June 30, 2009
	(unaudited)	(unaudited)

Revenue	$26	$—
Management fees	(14)	—
General and administrative expenses	(546)	(532)
Share based compensation	(2,140)	—
Depreciation	(4)	—
Interest income	269	170
Interest expenses and finance cost, net	(250)	—
Other income	53	23

Net loss	$(2,606)	$(339)

For the six month period ended June 30, 2010, Navios Acquisition had two available days and two operating days, since the Company took delivery of the vessel Colin Jacob on June 29, 2010. There were no available or operating days in the comparative period in 2009, since the company was under development stage.
Revenue: Revenue for the six month period ended June 30, 2010 was $0.03 million. On June 29, 2010, we took delivery of the Colin Jacob, which immediately commenced a three-year time charter at a rate of $17,000 net per day.
Management fees: Management fees for the six month period ended June 30, 2010 were $0.01 million. Pursuant to a management agreement dated May 28, 2010, Navios Holdings provides for five years from the closing of the vessels’ acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel for the first two years. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000 and $7,000 fixed fees were determined. Dry docking expenses are fixed under this agreement for up to $300,000 per vessel.
General and administrative expenses: General and administrative expenses were $0.5 million for the six month period ended June 30, 2010 and for the six month period ended June 30, 2009. Through May 28, 2010, we occupied office space provided by Navios Holdings. Navios Holdings has agreed that it will make such office space, as well as certain office and secretarial services, available to us, as required by us from time to time. On May 28, 2010, we entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides certain administrative management services to us which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
Share based compensation: On June 11, 2008, Navios Holdings transferred 290,000 sponsor units to our officers and directors. Each sponsor unit consists of one warrant and one share of common stock and they vested only upon successful business combination. As such, on May 25, 2010, we recorded an expense of $2.1 million representing the fair value of the units on that date with equal increase in our Additional Paid in Capital.
Depreciation: Depreciation for the six months ended June 30, 2010 was below $0.1 million, as Navios Acquisition took delivery of vessel Colin Jacob, on June 29, 2010.
Interest income: Interest income increased by $0.1 million to $0.3 million for the six month period ended June 30, 2010 from $0.2 million for the six month period ended June 30, 2009. The net proceeds of our initial public offering, including amounts in the trust account, were invested in U.S. Treasury Bills with a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 (the “Investment Company Act”).
Interest expense and finance cost, net: Interest expense and finance cost has increased by $0.3 million to $0.3 million for the six month period ended June 30, 2010. This increase is related to the commitment fees incurred following the newly assumed credit facilities.
Liquidity and Capital Resources
     Our liquidity needs have been met to date through the receipt of $25,000 in unit subscriptions from our initial stockholders, $260.6 million through our initial public offering and private placement described below, through a loan of $0.5 million from Navios Holdings, and the proceeds of our investing activities. As of June 30, 2010, the balance of the loan was zero, as we fully repaid the loan in November 2008.
     On July 1, 2008, we closed our initial public offering. Simultaneously with the closing of the initial public offering, we consummated the private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to Navios Holdings. The initial public offering and the Private Placement generated gross proceeds to us in the aggregate of $260.6 million.
     On May 28, 2010, we consummated the vessel acquisition of 13 vessels, which constituted our initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to convert their shares into an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, we disbursed an aggregate of $8.9 million from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76.5 million to Navios Holdings to reimburse it for the first equity instalment payment on the vessels of $38.7 million and other associated payments, the balance of the trust account of $66.1 million was released to us and we commenced operations as an operating company.

Cash Flow
Six Month Period ended June 30, 2010 compared to Six Month Period ended June 30, 2009
The following table presents cash flow information for the six month period ended June 30, 2010 and June 30, 2009.

	Six Month	Six Month
	Period	Period
	Ended	Ended
	June 30,	June 30,
	2010	2009
	(unaudited)	(unaudited)
Expressed in thousands of U.S dollars

Net cash provided by/(used in) operating activities	$2,588	$(241)

Net cash provided by investing activities	133,685	861

Net cash used in financing activities	(84,412)	—

Net increase in cash and cash equivalents	51,861	620
Cash and Cash Equivalent, beginning of the period	87	2
Cash and Cash Equivalent, end of period	$51,948	$622

Cash provided by/ (used in) operating activities for the six month period ended June 30, 2010 as compared to the six month period ended June 30, 2009.
     Net cash provided by operating activities increased by $2.8 million to $2.6 million for the six-month period ended June 30, 2010 as compared to an outflow of $0.2 million for the six month period ended June 30, 2009. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items including depreciation and share based compensation.
     Net loss for the six month period ended June 30, 2010 was $2.7 million as compared to $0.3 million for the six month period ended June, 30, 2009.
     The cumulative effect of the adjustments to reconcile net loss to net cash provided by operating activities was a $2.1 million increase for the six month period ended June 30, 2010, which consisted mainly of $2.1 million relating to share based compensation.
     Positive change in operating assets and liabilities of $3.0 million for the six month period ended June 30, 2010 resulted from a $0.1 million increase in prepaid expenses, $2.5 million increase in accrued expenses, $0.4 million increase in accounts payable and $0.1 million increase in amounts due to related parties.
Cash provided by investing activities for the six month period ended June 30, 2010 as compared to the six month period ended June, 2009.
     Net cash provided by investing activities increased by $132.8 million to $133.7 million at June 30, 2010 from $0.9 million at June 30, 2009.
     Net cash provided by investing activities was the result of the release of $251.5 million from the trust account. Pursuant to the Acquisition Agreement dated April 8, 2010, and approval by Navios Acquisition stockholders on May 25, 2010, Navios Acquisition acquired 13 vessels (11 product tankers and two chemical tankers), plus options to purchase two additional product tankers, by purchasing the stock of the Navios Holdings subsidiary holding directly or indirectly the rights to the shipbuilding contracts or the memoranda of agreement for the vessels.
     This increase was partially offset by (a) $76.4 million refund to Navios Holdings, which made the first equity installment payment on the vessels, (b) $39.3 million for the acquisition of the vessel Colin Jacob, which was delivered to us on June 29, 2010, and (c) $2.1 million paid as a deposit for the acquisition of the vessel Ariadne Jacob.
     Net cash provided by investing activities as of June 30, 2009 resulted from $0.9 million decrease in the balance of the trust account as interest earned was released to fund the working capital requirements of the Company.
Cash used in financing activities for the six month period ended June 30, 2010 as compared to the six month period ended June 30, 2009.
     Net cash used in financing activities for the six month period ended June 30, 2010 was $84.4 million. There were no financing activities for the same period in 2009.
     On May 28, 2010, we consummated the vessel acquisition, which constituted our initial business combination. In connection with the stockholder vote to approve the vessel acquisition, holders of 10,021,399 shares of common stock voted against the vessel acquisition and elected to redeem their shares in exchange for an aggregate of approximately $99.3 million, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, we disbursed an aggregate of $8.9 million from the trust account to the underwriters of our initial public offering for deferred fees. The above were offset by $23.8 million increase in cash from loan proceeds, net of deferred finance fees.
Long-Term Debt Obligations and Credit Arrangements
     As of June 30, 2010, we were in compliance with all of the covenants under each of our senior secured credit facilities.
     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual instalments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of June 30, 2010, $96.8 million was drawn under this facility. The loan also requires compliance with certain financial covenants.
     Fortis Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual instalments of $0.75 million each with a final balloon payment of $16.75 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of June 30, 2010, $36.2 million was drawn under this facility. The loan also requires compliance with certain financial covenants.
     DVB Facility: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and Fortis Bank (Nederland) N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly instalments of $0.45 million each with a final balloon payment of $15.2 million to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. As of June 30, 2010, $26.0 million was drawn under this facility. The loan also requires compliance with certain financial covenants.
Contractual Obligations:

		June 30, 2010
		Payment due by period
		(Amounts in thousands of U.S. dollars)
		Less than 1	1-3	3-5	More than 5
Contractual Obligations	Total	year	years	years	years

Long Term Debt (1) (2)	$158,986	$1,793	$3,586	$3,586	$150,021

Vessel Deposits (3)	$247,760	$102,520	$144,240	—	—

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.5% to 2.75% per annum.

(2)	The long-term debt contractual obligations includes in the amount shown for more than five years future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Tanker vessels scheduled to be delivered on various dates through December 2012.

(3)	Future remaining contractual deposits for the Navios Acquisition tanker vessels to be delivered on various dates through December 2012.

Working Capital Position
     On June 30, 2010, Navios Acquisition’s current assets totalled $58.1 million, while current liabilities totalled $5.9 million, resulting in a positive working capital position of $52.2 million. Navios Acquisition’s cash forecast indicates that it will generate sufficient cash during 2010 and 2011 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2010 and 2011.
     While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Acquisition continues to review its cash flows with a view toward increasing working capital.
Capital Expenditures
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million, of which $123.4 million was to be from existing cash and the $334.3 million balance from debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation. The delivery of the acquired vessels is expected at various times through the end of 2012.
     On June 29, 2010 and July 2, 2010, Navios Acquisition took delivery of the Colin Jacob and Ariadne Jacob, respectively, two LR1 product tankers, as part of the acquisition of the 13 vessels, for $43.7 million and $43.5 million, respectively.
     Total consideration of the remaining vessels to be delivered as of June 30, 2010, is approximately $414.2 million. As of June 30, 2010, Navios Acquisition had paid $167.4 million in installments, which has been included in the financial statements in “Vessel deposits”.
Related Party Transactions
     On March 18, 2008, Navios Acquisition issued 8,625,000 sponsor units, or the Sponsor Units, to its sponsor, Navios Holdings, for $25,000 in cash, at a purchase price of approximately $0.003 per unit. Each Sponsor Unit consists of one share of common stock and one warrant.
     On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors. . On each sponsor unit consists of one warrant and one share of common stock and they vested upon the successful business combination. As such, on May 25, 2010, we recorded an expense of $2.1 million representing the fair value of the units on that date with an equal increase in our Additional Paid in Capital.
     On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which we have cancelled. Accordingly, our initial stockholders owned 6,325,000 Sponsor Units as of such date. As of September 1, 2010, all of the warrants underlying the Sponsor Units had been exercised for cash into shares of common stock.
     On July 1, 2008, we closed our initial public offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to us of $253.0 million. Simultaneously with the closing of the initial public offering, we consummated a private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings. The initial public offering and the private placement generated gross proceeds to us in an aggregate amount of $260.6 million. As of September 1, 2010, all of the 7,600,000 privately placed warrants had been exercised for cash into shares of common stock.
     We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. Through May 28, 2010, we agreed to pay Navios Holdings $10,000 per month for such services. As of June 30, 2010 and December 31, 2009, we accrued $79,933 and $30,000, respectively, for administrative services rendered by Navios Holdings. These amounts are included under “Due to Related Parties” in the balance sheet.
     We have also agreed to pay each of the independent directors $50,000 in cash per year for their board service, accruing from the respective start of their service on the board of directors and payable upon the successful consummation of a business combination. As of June 30, 2010 and December 31, 2009, there were three independent directors appointed and the total amounts accrued were $315,479 and $235,890, respectively. These amounts are included under accrued expenses in the balance sheet together with other transaction costs and professional fees amounting to $3.2 million and $0.4 million as of June 30, 2010 and December 31, 2009, respectively.
     On January 12, 2010, we announced the appointment of Leonidas Korres as our Senior Vice President — Business Development. Pursuant to an agreement between us and Navios Holdings, the compensation of Mr. Korres up to the amount of €65,000 was to be paid by

Navios Holdings. Compensation to be reimbursed in the amount of $47,572 is included in “Due to related parties”.
Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Holdings provides for five years from the closing of the vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000 and $7,000 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel. Total management fees for each of the three and six month periods ended June 30, 2010 and 2009 amounted to below $0.1 million.
General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
Quantitative and Qualitative Disclosures about Market Risks
Foreign Exchange Risk
     Our reporting currency is the U.S. dollar. Our expenditures to date have been and are expected to continue to be denominated in U.S. dollars. Accordingly, we have designated our functional currency as the U.S. dollar.
     According to guidance issued by the FASB for Foreign Currency Translation, foreign currency balance sheets will be translated into U.S. dollars using the exchange rate in effect as of the balance sheet date and the statements of operations will be translated at the average exchange rates for each period. The resulting translation adjustments to the balance sheet will be recorded in accumulated other comprehensive income/ (loss) within stockholder’s equity.
     Foreign currency transaction gains and losses will be included in the statement of operations as they occur.
Inflation
     Inflation has had a minimal impact on formation and operating expenses, and on general and administrative expenses. Our management does not consider inflation to be a significant risk to this kind of expenses in the current and foreseeable economic environment.
Critical Accounting Policies
     Navios Acquisition’s interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Acquisition to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions and/or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Acquisition has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Acquisition’s significant accounting policies, see Note 2 to the Consolidated Financial Statements, included in Navios Acquisition’s 2009 annual report on Form 20-F filed with the Securities and Exchange Commission.

     Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to incomplete voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
     Vessels, Net: Vessels, acquired as part of a business combination were recorded at fair value on the date of acquisition. Vessels acquired as asset acquisitions would be stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgradings are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
Recent Accounting Pronouncements
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Acquisition for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operation, or cash flows.
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
     This new guidance was effective for Navios Acquisition beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Holdings will continue to consider the impacts of this new guidance on an on going basis.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance was effective for the first reporting period after its issuance. The application of this new guidance did not have a significant impact on Navios Acquisition’s consolidated financial statements.

Fair Value Disclosures
     In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and non-recurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Acquisition beginning in the first quarter of fiscal 2011. The adoption of the new standards has not had and is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.
Subsequent Events
     In February 2010, the FASB issued amended guidance on subsequent events. Securities and Exchange Commission filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Acquisition adopted these new requirements in the first quarter of fiscal 2010.

NAVIOS MARITIME ACQUISITION CORPORATION

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except share data)

		June 30,
		2010	December
	Notes	(unaudited)	31, 2009
ASSETS
Current assets
Cash and cash equivalents	3	$51,948	$87
Restricted cash, short term portion	3	6,104	—
Prepaid expenses & other current assets		2	55
Accounts receivable, net		62	—

Total current assets		58,116	142

Vessels, net	6	43,727	—
Vessel deposits	6	172,071	—
Deferred finance costs, net		2,233	—
Intangibles — purchase options	4	3,158	—
Investments	5	—	251,493
Restricted cash, long term portion	3	29,492	—

Total non current assets		250,681	251,493

Total assets		$308,797	$251,635

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Deferred underwriting discount		$—	$8,855
Due to related parties	9	599	31
Accounts payable		400	56
Current portion of long term debt	7	1,793	—
Accrued Expenses		3,153	414

Total current liabilities		5,945	9,356

Long term debt, net of current portion	7	157,193	—
Other long term liabilities	4	3,158	—

Total non current liabilities		160,351	—

Total liabilities		166,296	9,356

Common stock subject to redemption, 10,119,999 shares at redemption value $9.91 per share		—	100,289

Stockholders’ equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued		—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 21,603,601 and 31,625,000 shares issued and outstanding as of June 30, 2010 and December 31, 2009, respectively		2	3
Additional paid-in capital		144,706	141,588
(Accumulated Deficit) / Retained Earnings		(2,207)	399

Total stockholders’ equity		142,501	141,990
Total liabilities and stockholders’ equity		$308,797	$251,635

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars- except share and per share data)

				For the
			For the Six	Three	For the
		For the Six	Months	Months	Three Months
		Months Ended	Ended June	Ended June	Ended June
		June 30, 2010	30, 2009	30, 2010	30, 2009
	Note	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue		$26	$—	$26	$—
Management fees	9	(14)	—	(14)	—
General and administrative expenses		(546)	(532)	(203)	(152)
Share based compensation	9	(2,140)	—	(2,140)	—
Depreciation	6	(4)	—	(4)	—
Interest income		269	170	238	114
Interest expenses and finance cost, net		(250)	—	(250)	—
Other income		53	23	38	13

Net loss		$(2,606)	$(339)	$(2,309)	$(25)

Net loss per share, basic		$(0.09)	$(0.01)	$(0.08)	$0

Weighted average number of shares, basic		29,742,527	31,625,000	27,880,741	31,625,000

Net loss per share, diluted		$(0.09)	$(0.01)	$(0.08)	$0

Weighted average number of shares, diluted		29,742,527	31,625,000	27,880,741	31,625,000

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		For the Six	For the Six
		Months	Months
		Ended	Ended
		June	June
		30, 2010	30, 2009
	Notes	(unaudited)	(unaudited)
Cash flows from operating activities
Net loss		$(2,606)	$(339)
Adjustments to reconcile net loss to net cash provided by / (used in) operating activities:
Share based compensation		2,140	—
Depreciation		4	—
Changes in operating assets and liabilities:
Decrease/ (increase) in prepaid expenses		53	(58)
Increase in accrued expenses		2,627	173
Increase in due to related parties		88	—
Increase/(decrease) in accounts payable		344	(17)
Increase in accounts receivable		(62)	—

Net cash provided by/ (used in) operating activities		2,588	(241)

Cash flows from investing activities
Cash paid for net assets acquired net of cash assumed	4	(76,428)	—
Acquisition of vessel		(39,308)	—
Deposits for vessel acquisition		(2,072)	—
Release from trust account	5	251,493	861

Net cash provided by investing activity		133,685	861

Cash flows from financing activities
Proceeds from long — term loan, net of deferred finance fees		23,755	—
Deferred underwriter’s fee		(8,855)	—
Conversion of common stock into cash, upon redemption of common stock		(99,312)	—

Net cash used in financing activities:		(84,412)	—

Net increase in cash and cash equivalents		$51,861	$620
Cash and cash equivalents, at beginning of period		87	2

Cash and cash equivalents, at end of period		$51,948	$622

Supplemental schedule of non-cash financing activities

Deferred underwriter’s fee		—	$8,855

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

Initial Acquisition of 13 vessels
Restricted Cash	$35,596
Deposits for vessel acquisition	174,411
Purchase options	3,158
Debt assumed	(132,987)
Long term liabilities	(3,158)
Accrued expenses	(112)

Total	$76,908

Cash paid, net of cash received of $57	76,428
Payable to Navios Holdings	480

Total	$76,908

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars, except share data)

	Common Stock			Accumulated
	Number of		Additional	deficit/	Total
	Common		Paid-in	Retained	Stockholders’
	Units/Shares	Amount	Capital	earnings	Equity
Balance, December 31 2008	31,625,000	3	141,588	1,047	142,638
Net loss				(339)	(339)

Balance, June 30, 2009 (unaudited)	31,625,000	3	141,588	708	142,299

Balance December 31, 2009	31,625,000	3	141,588	399	141,990
Common stock redeemed	(10,021,399)	(1)			(1)
Common stock not redeemed			978		978
Directors compensation (290,000 units)			2,140		2,140
Net loss				(2,606)	(2,606)

Balance, June 30, 2010 (unaudited)	21,603,601	2	144,706	(2,207)	142,501

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
NOTE 1: DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
     On July 1, 2008, the Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA) (the “Company”, “we”, “us”, “Navios Acquisition”) completed its initial public offering, or its IPO. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, Navios Holdings purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7,600 (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Navios Acquisition at the time was not a controlled subsidiary of the Navios Holdings but was accounted for under the equity method due to the Navios Holdings significant influence over Navios Acquisition.
     On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659. Each vessel will be commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $123,359 was to be paid from existing cash and the $334,300 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, we consummated the vessel acquisition, which constituted our initial business combination. In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312, which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, we disbursed an aggregate of $8,855 from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76,485 to Navios Holdings to reimburse it for the first equity instalment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to us for general operating expenses. Following such transaction, we commenced operations as an operating company.
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair presentation of Navios Acquisition’s consolidated financial position, statements of income and cash flows for the periods presented. Adjustments consist of normal, recurring entries. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (GAAP) for complete financial statements. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Acquisition’s ‘ 2009 Annual Report filed on Form 20-F with the Securities and Exchange Commission (“SEC”). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.
(b)Principles of consolidation: The accompanying interim consolidated financial statements include the accounts of Navios Acquisition, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.
(c)Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights and/or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of certain subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)

Statement of
		Country of	operations
Navios Maritime Acquisition Corporation and Subsidiaries:	Nature	Incorporation	2010	2009
Company Name

Navios Maritime Acquisition Corporation	Sub-Holding Company	Marshall Is.	1/1 — 6/30	1/1 — 6/30

Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	5/28 — 6/30	—

Amorgos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Andros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Antiparos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Ikaria Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Kos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Mytilene Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Skiathos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Syros Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Skopelos Shipping Corporation (1)	Vessel Owning Company	Cayman Is.	5/28 — 6/30	—

Sifnos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Ios Shipping Corporation (1)	Vessel Owning Company	Cayman Is.	5/28 — 6/30	—

Serifos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Tinos Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Rhodes Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Crete Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

Thera Shipping Corporation (1)	Vessel Owning Company	Marshall Is.	5/28 — 6/30	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.
(d) Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
(e)Fair value of financial instruments: The fair value of the Company’s other current assets and accrued expenses, which qualify as financial instruments under guidance by the FASB for Disclosure About Fair Value of Financial Instruments, approximates the carrying amounts represented in the accompanying balance sheet.
(f)Recent Accounting Pronouncements:
Fair Value Disclosures
     In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Acquisition adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which will be effective for Navios Acquisition beginning in the first quarter of fiscal 2012. The adoption of the new standards has not had and is not expected to have a significant impact on Navios Acquisition’s consolidated financial statements.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance did not have a significant impact on Navios Acquisition’s consolidated financial statements.
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Acquisition for transfers of financial assets beginning in its first quarter of fiscal 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.
Subsequent Events
     In February 2010, the FASB issued amended guidance on subsequent events. SEC filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Acquisition adopted these new requirements in the first quarter of fiscal 2010.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
     This new guidance was effective for Navios Acquisition beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Holdings will continue to consider the impacts of this new guidance on an on-going basis.
NOTE 3: Cash and cash equivalents:
     Cash and cash equivalents consist of the following:

	June 30, 2010	December 31, 2009
Cash on hand and at banks	$785	$87
Short-term deposits	51,163	—

Total cash and cash equivalents	$51,948	$87

     Cash and cash equivalents consist of cash on hand and other short-term liquid investments with original maturities of three months or less, excluding funds held in Trust Account.
     Restricted cash is $35,596 related to the future instalments for vessel acquisition, of which the short term portion is $6,104.
NOTE 4: Initial Vessel Acquisition
     On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659. Each vessel will be commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
     On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $123,359 was to be paid from existing cash and the $334,300 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
     On May 28, 2010, we consummated the vessel acquisition, which constituted our initial business combination. In connection with the stockholder vote to approve the business combination, holders of 10,021,399 shares of common stock voted against the business combination and elected to redeem their shares in exchange for an aggregate of approximately $99,312 which amount was disbursed from the trust account on May 28, 2010. In addition, on May 28, 2010, we disbursed an aggregate of $8,855 from the trust account to the underwriters of our initial public offering for deferred fees. After disbursement of approximately $76,485 to Navios Holdings to reimburse it for the first equity instalment payment on the vessels of $38,763 and other associated payments, the balance of the trust account of $66,118 was released to us for general operating expenses.
     Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76,485.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)

Initial Acquisition of 13 vessels
Restricted Cash	$35,596
Deposits for vessel acquisition	174,411
Purchase options	3,158
Debt assumed	(132,987)
Long term liabilities	(3,158)
Accrued expenses	(112)

Total	$76,908

Cash paid, net of cash received of $57	76,428
Payable to Navios Holdings	480

Total	$76,908

NOTE 5: INVESTMENTS IN TRUST ACCOUNT
     Since the closing of the Offering, an amount equal to approximately 99.1% of the gross proceeds was held in the Trust Account. The Trust Account has been invested in U.S. “government securities,” defined as any Treasury Bill or equivalent securities issued by the United States government having a maturity of one hundred and eighty (180) days or less or money market funds meeting the conditions specified in Rule 2a-7 under the Investment Company Act, until the earlier of (i) the consummation of its first business combination or (ii) the distribution of the Trust Account as described below. The proceeds in the Trust Account included $8,855 of the gross proceeds representing deferred underwriting discounts and commissions that were released to the underwriters on completion of a business combination. Investment securities in the Company’s Trust Account consist of direct U.S. Treasury Bills. The Company Classified its U.S. Treasury bills as held-to-maturity as defined in the FASB-issued guidance for Accounting for Certain Investments in Debt and Equity Securities. Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities were recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts. Any dividend and interest income, including any amortization of the premium and discount arising at acquisition was included in earnings. Realized gains and losses for securities classified as either held-to-maturity also continue to be reported in earnings. The Company’s investment in the U.S. Treasury Bills (nil and $251,491 at June 30, 2010 and December 31, 2009, respectively) is recorded at cost and adjusted for income distributions which occur monthly.
     The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at June 30, 2010, was zero since the funds have been released from the trust account on May 28, 2010 upon the consummation of the business combination.
     The carrying amount, including accrued interest, gross unrealized holding gains, and fair value of held-to-maturity securities at December 31, 2009 were as follows:

		Gross
		unrealized
	Carrying	holding
	amount	gains	Fair value
Held-to-maturity:
U. S. Treasury securities	$251,494	$(3)	$251,491
     At December 31 2009, investment in trust account, as presented in financial statements, includes also restricted cash amounting to $2.
     For the six month period ended June 30, 2010 and June 30, 2009, the amounts of $76 and $167, respectively, are included in the statements of operations representing interest income from Trust Account. An amount up to $3,000 of interest earned in the Trust Account was available to the Company for working capital purposes.
NOTE 6: VESSELS, NET

		Accumulated	Net Book
	Cost	Depreciation	Value
Vessels
Balance December 31, 2009	$0	$0	$0
Additions	43,731	(4)	43,727

Balance June 30, 2010	$43,731	$(4)	$43,727

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
     On May 25, 2010, after its special meeting, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, of which $123,359 was to be paid from existing cash and the $334,300 balance with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation. Their delivery is expected at various times through the end of 2012.
     On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the acquisition of the 13 vessels, for $43,731. This vessel was built in 2007 and immediately commenced three-year time charter at a rate of $17 net per day, plus profit sharing.
     Total consideration of the remaining vessels to be delivered to Navios Acquisition is approximately $414,159. As of June 30, 2010, Navios Acquisition paid for the pre-delivery instalments an amount of $167,399, which has been included in “Vessel Deposits”.
NOTE 7: BORROWINGS

June 30,
2010
Deutsche Schifsbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$96,811
Fortis Bank and DVB Bank SE	36,175
DVB Bank SE and Fortis Bank (Nederland) N.V.	26,000
Total borrowing	158,986
Less: current portion	(1,793)

Total long-term borrowings	$157,193

     Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of June 30, 2010, $96,811 was drawn under this facility. The loan also requires compliance with certain financial covenants.
     Fortis Bank and DVB Bank S.E.: As a result of the initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. As of June 30, 2010, $36,175 was drawn under this facility. The loan also requires compliance with certain financial covenants.
     DVB Facility: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and Fortis Bank (Nederland) N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition cost of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 million to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective product tanker vessel. It bears interest at a rate of LIBOR plus 275 bps. As of June 30, 2010, $26,000 was drawn under this facility. The loan also requires compliance with certain financial covenants.
As of June 30, 2010, we were in compliance with all of the covenants under each of our credit facilities.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)

June 30,
2010
Amounts in
Long-Term Debt Obligations:	Thousands of
Year	U.S. dollars
2010	897
2011	1,793
2012	1,793
2013	1,793
2014	1,793
2015	2,894
2016 and thereafter	148,023

Total	$158,986

NOTE 8: FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair Value of Financial Instruments
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
     Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.
     Borrowings: The carrying amount of the floating rate loans approximates its fair value.

	June 30, 2010
	Book Value	Fair Value
Cash and cash equivalent	51,948	51,948
Restricted cash	35,596	35,596
Accounts receivable, net	62	62
Accounts payable	400	400
Long-term debt	158,986	158,986
NOTE 9: TRANSACTIONS WITH RELATED PARTIES
     On March 18, 2008, Navios Acquisition issued 8,625,000 sponsor units, or the Sponsor Units, to its sponsor, Navios Holdings, for $25 in cash, at a purchase price of approximately $0.003 per unit. Each Sponsor Unit consists of one share of common stock and one warrant.
     On June 11, 2008, Navios Holdings transferred an aggregate of 290,000 Sponsor Units to our officers and directors. Each sponsor unit consists of one warrant and one share of common stock and they vested upon the successful business combination. As such, on May 25, 2010, we recorded an expense of $2,140 representing the fair value of the units on that date with an equal increase in our Additional Paid in Capital.
     On June 16, 2008, Navios Holdings returned to us an aggregate of 2,300,000 Sponsor Units, which we have cancelled. Accordingly, our initial stockholders owned 6,325,000 Sponsor Units as of such date.
     On July 1, 2008, we closed our initial public offering of 25,300,000 units, including 3,300,000 units issued upon the full exercise of the underwriters’ over-allotment option. Each unit consists of one share of common stock and one warrant that entitles the holder to purchase one share of common stock. The units were sold at an offering price of $10.00 per unit, generating gross proceeds to us of $253,000. Simultaneously with the closing of the initial public offering, we consummated a private placement of 7,600,000 warrants at a purchase price of $1.00 per warrant to our sponsor, Navios Holdings. The initial public offering and the private placement generated gross proceeds to us in an aggregate amount of $260,600. As of September 1, 2010, all of the 7,600,000 privately placed warrants had been exercised into shares of common stock.
     Navios Holdings loaned us a total of $500 for the payment of offering expenses. This loan was payable on the earlier of March 31, 2009 or the completion of our initial public offering. On June 30, 2009, the balance of the loan was zero, as we fully repaid the loan in November 2008.

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
     We presently occupy office space provided by Navios Holdings. Navios Holdings has agreed that it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. Through May 28, 2010, we agreed to pay Navios Holdings $10 per month for such services. As of June 30, 2010 and December 31, 2009, we accrued $90 and $30, respectively, for administrative services rendered by Navios Holdings. These amounts are included under amounts payable to affiliates in the balance sheet together with offering costs amounting to $599 and $30 as of June 30, 2010 and December 31, 2009, respectively, paid by Navios Holdings.
     We have also agreed to pay each of the independent directors $50 in cash per year for their board service, accruing from the respective start of their service on the board of directors and payable upon the successful consummation of a business combination. As of June 30, 2010 and December 31, 2009, there were three independent directors appointed and the total amounts accrued were $315 and $236, respectively. These amounts are included under accrued expenses in the balance sheet together with other transaction costs and professional fees amounting to $3,152 and $414 as of June 30, 2010 and December 31, 2009, respectively.
     On January 12, 2010, we announced the appointment of Leonidas Korres as our Senior Vice President — Business Development. Pursuant to an agreement between us and Navios Holdings, the compensation of Mr. Korres up to the amount of €65 was to be paid by Navios Holdings. Compensation to be reimbursed in the amount of $47 is included in the amounts payable to affiliates.
Management fees: Pursuant to a Management Agreement dated May 28, 2010, Navios Holdings provides for five years from the closing of the vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6 per owned MR2 product tanker and chemical tanker vessel and $7 per owned LR1 product tanker vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6 and $7 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel.
General and administrative expenses: On May 28, 2010, Navios Acquisition entered into an administrative services agreement with Navios Holdings, expiring on May 28, 2015, pursuant to which Navios Holdings provides certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
Omnibus agreement: Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s vessel acquisition, among the other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
NOTE 10: PREFERRED STOCK
     The Company is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors. No shares of preferred stock were issued and outstanding as at June 30, 2010 and December 31, 2009.
NOTE 11: SUBSEQUENT EVENTS
1) Delivery of Vessels
     On July 2, 2010, Navios Acquisition took delivery Ariadne Jacob, an LR1 product tanker, acquired as part of the acquisition of 13 vessels described above, for $43,500. The vessel was built in 2007 and immediately commenced three-year time charter at a rate of $17 net per day, plus profit sharing.
2) Contemplated Acquisition of VLCC Tanker Vessels
     On July 19, 2010, Navios Acquisition announced that it had signed a securities purchase agreement that contemplates the acquisition of a fleet of seven VLCC tankers for an aggregate purchase price of $587,000. Navios Acquisition intends to finance the acquisition as follows: $453,000 with new debt financing, $123,000 with cash and $11,000 through the future issuance of Navios Acquisition shares. The final

NAVIOS MARITIME ACQUISITION CORPORATION
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars —except share data)
purchase price is subject to customary working capital adjustments, and the consummation of the transaction is subject to a number of conditions, including third-party consents. The transaction is anticipated to close in September 2010.
3) Warrant Tender Program
     Navios Acquisition offered the holders of 25,300,000 of its outstanding publicly traded warrants issued in its initial public offering (“Public Warrants”) the limited time opportunity to acquire shares of common stock on enhanced terms (the “Offer”). The Offer was coupled with a consent solicitation accelerating the ability of Navios Maritime Holdings Inc. (“Navios Holdings”) and its officers and directors to exercise certain privately issued warrants at the cash exercise price available to the Public Warrants during the Offer.
     Under the terms of the Offer, holders of Public Warrants were able to exercise (1) on a cash basis, at an exercise price of $5.65 per share of common stock and (2) on a cashless basis, at an exchange rate of 4.25 Public Warrants for one share of common stock. A holder was able to use one or both methods in exercising all or a portion of its Public Warrants.
     The Offer originally had several conditions, including that at least (1) 75% of the Public Warrants outstanding (18,975,000 Public Warrants) are properly exercised and (2) 15% of the Public Warrants outstanding (3,795,000 Public Warrants) are exercised on a cash basis. Both conditions, along with the other conditions, could have been waived by Navios Acquisition at its discretion and during the offer period Navios Acquisition waived the condition that a certain percentage be exercised on a cash basis.
     The Offer commenced on Tuesday, July 27, 2010 and expired on Friday, August 27, 2010 at 11:59 p.m., New York City time (the “Offer Period”). Upon termination of the Offer, certain Public Warrants have expired according to their terms on June 25, 2013, subject to earlier redemption as outlined in terms of the Public Warrants.
     Offers pursuant to the warrant tender program were made only through Navios Acquisition’s Registration Statement on Form F-3 (Registration No. 333-151707), and in conjunction with the related Schedule TO and the Offer Letter to the holders of the Public Warrants, which was included as an exhibit to such Schedule TO.
     Upon completion of the warrant program, 19,262,006 Public Warrants (76.13% of the Public Warrants then outstanding) were exercised, of which 19,246,056 Public Warrants were exercised on a cashless basis and 15,950 Public Warrants were exercised by payment of the $5.65 cash exercise price.
     Upon completion of the Offer, Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer, exercised their Private Warrants that they owned for cash resulting in aggregate gross proceeds of $78.2 million. In addition, 90,000 Private Warrants held by officers and directors of the company were also exercised, 75,000 of which were exercised on a cashless basis.
     As a result:
•	$78.3 million of gross cash proceeds were raised from the exercise of the Public and Private Warrants

•	18,412,053 new shares of common stock were issued.
     As of September 2, 2010, Navios Acquisition had outstanding 40,015,654 shares of common stock and 6,037,994 Public Warrants. No other Private Warrants are outstanding, as all have been exercised.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer
Date: September 7, 2010